EXHIBIT 99.6

ALGONQUIN POWER & UTILITIES CORP. ANNOUNCES DATE FOR ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

OAKVILLE, ON, June 1, 2011 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced the date of the annual and special meeting of its shareholders.

Meeting Details:

Date: June 21, 2011

Time: 4:00 p.m. Eastern Time

Location: Homewood Suites, 2095 Winston Park Drive, Oakville, ON, L6H 6P5

The Notice of Meeting and Management Information Circular outlining the matters to be dealt with at the meeting have been mailed to shareholders and are available on Algonquin Power & Utilities Corp.’s website at http://www.algonquinpower.com/financial/APUC%20Management%20Info%20Circular2010.pdf

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated water utility services to more than 73,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems and has entered into agreements to acquire additional utility systems serving 7,400 customers. Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving more than 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility, and additional regulated natural gas distribution utility assets located in Missouri, Iowa, and Illinois, which together serve approximately 214,000 customers. Algonquin Power Co. (“APCo”), APUC’s electric generation subsidiary, owns and has interests in 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. Pursuant to a previously announced agreement, APCo will be acquiring a partial interest in an existing 370MW portfolio of New England and New York wind projects and development opportunities representing an additional 1,200MW of wind generation projects. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com and www.sedar.com.

%SEDAR: 00014832E

For further information: Ms. Kelly Castledine Algonquin Power & Utilities Corp. 2845 Bristol Circle Oakville, Ontario L6H 7H7 Telephone: (905) 465-4500 Web Page: www.algonquinpower.com

CO: Algonquin Power & Utilities Corp.

CNW 11:00e 01-JUN-11